Exhibit 99.1
FOR IMMEDIATE RELEASE

Indivior to Host Analyst Teach-in Event in New York City; Reconfirms Full Year 2024 Guidance

Richmond, VA, May 23, 2024 - Indivior PLC (LSE: INDV; Nasdaq: INDV), a leading addiction treatment company, announced that in anticipation of the expected primary listing of the Company's shares on Nasdaq, members of Indivior's senior leadership team will be hosting an analyst teach-in event today in New York City. The event, which will be webcast (see details below), is intended to provide an in-depth overview of Indivior's growth and value creation path. During the event, the Company will reconfirm its unchanged FY 2024 guidance as set forth below.

FY 2024
Net Revenue (NR)1	$1,240m to $1,330m (+18% at midpoint vs. FY 2023)
SUBLOCADE NR	$820m to $880m (+35% at midpoint vs. FY 2023)
OPVEE® NR	$15m to $25m1
PERSERIS NR	$55m to $65m (+43% at midpoint vs. FY 2023)
SUBOXONE Film Market Share	Assumes historic rate of share decline in FY 2024 of 1 to 2 percentage points and the potential impact from a fourth buprenorphine/naloxone sublingual film generic in the U.S. market
Adjusted Gross Margin	Low to mid-80s range
Adjusted SG&A	($575m) to ($590m)
R&D	($120m) to ($130m)
Adjusted Operating Profit	$330m to $380m

1 The OPVEE NR guidance for FY 2024 includes approximately $8m as part of a multi-year agreement with the U.S. Biomedical Advancement Research and Development Authority (BARDA).

Link to today's analyst teach-in event

Webinar Registration - Zoom

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs over 1,100 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting https://www.linkedin.com/company/indivior.

Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding: the Indivior Group's financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook; assumptions regarding expected changes in share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; expected future growth and expectations for sales levels for particular products, and expectations regarding the future impact of factors that have affected sales in the past; expected growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production at the Group's Raleigh, North Carolina manufacturing facility; our intention to seek shareholder approval in May 2024 to facilitate a primary listing in the U.S. while maintaining a secondary listing in the U.K., and the expected timing and potential benefits of such listing; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; competition; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as armed conflicts and pandemics; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; and volatility in our share price due to factors unrelated to our operating performance or that may result from the potential move of our primary listing to the U.S.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Media Contacts:

US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:
Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978

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